Contact

www.linkedin.com/in/mike-sims-7679486 (LinkedIn)

Top Skills

Construction Management
Pre-construction
Design-Build

Certifications

DBIA Design-Build Professional
LEED AP

Mike Sims

Senior Vice President, Operations
Salt Lake City, Utah, United States

Experience

Sevan Multi-Site Solutions

Senior Vice President, Operations
August 2024 - Present (1 year)
Salt Lake City, Utah

Sig2 Labs

Board Director
March 2024 - Present (1 year 5 months)

As a Board Director at Sig2 Labs, I advise the leadership team in servicing the construction and property management industries with its Geofence Messaging communication utility for the field. I also develop and lead the strategies for subsequent funding.

Burke Construction Group

Vice President Operations
May 2022 - July 2024 (2 years 3 months)
Las Vegas, Nevada, United States

Shawmut Design and Construction

Sr. Director, Major Projects - West
March 2020 - March 2022 (2 years 1 month)
Los Angeles, California, United States

As Sr. Director of Major Projects in the West Region, I oversaw the full project lifecycle of ground-up, long-duration, and especially challenging builds.

Lendlease

12 years 10 months

Project Executive, Vice President, Construction
February 2017 - March 2020 (3 years 2 months)
Los Angeles, California

Oceanwide Plaza is a large, iconic project consisting of three high-rise towers, over a large podium, on a 4.6-acre site at the southeast corner of 11th Street and Figueroa Street directly across from the Staples Center and LA Live complex.

The north tower is a combination of a five-star 183-room Park Hyatt hotel and 164 luxury condominiums rising 49 floors. The remaining towers, mirror images of each other, will house 340 luxury condominiums rising 40 floors. The entire complex sits upon a large podium and is comprised of eight levels of retail and parking with over 1,440 parking spaces and over 160,000 square feet of retail. Submitted GMP for this project was in excess of $1.6B.

As Project Executive, I lead the construction of the two residential towers. I had ultimate responsibility to deliver this project safely, on time, under budget and meet the Developer's expectations with respect to quality.

Project Executive - Lend Lease (US) Construction Inc.
March 2016 - February 2017 (1 year)
Greater Los Angeles Area

Amgen Next Generation Office was a 125,000sf renovation project, including Amgen's C-suite, delivered using an Integrated Form of Agreement (IFoA) between the Owner, Architect, Construction Manager/General Contractor (CM/GC), Electrical and Mechanical Contractors. As the CM/GC, Lendlease oversaw and managed all construction activities. Final construction costs for this project was in excess of $67M

As Project Executive for Lendlease (US) Construction Inc., I had ultimate responsibility to deliver the project safely, on time and under budget. I represented the CM/GC on the Project Management Team as required by the IFOA.

Project Director - Lend Lease (US) Healthcare Development LLC
April 2014 - February 2016 (1 year 11 months)
VA Healthcare Center, Kernersville, NC

VA Healthcare Center is a 375,000 GSF facility which is being leased by the United States Department of Veterans Affairs for an initial term of 20 years. This project was developed using an integrated model for development, design, construction and facility management. Total Development budget for this project was in excess of $130M.

As Project Director for Lendlease (US) Healthcare Development LLC, I oversaw all development activities, managed the Lease Agreement with the United States Department of Veterans Affairs as well as the Design-Build Agreement with Lendlease (US) Construction, Inc.

Sr. Development Manager - Atlantic Marine Corps Communities LLC

September 2013 - June 2014 (10 months)

Camp Lejeune, Jacksonville, North Carolina

Phase 4 Development included demolition of 136 homes, design and construction of 136 new homes, 2 community centers, an Elementary School and a Historic renovation of Quarters One. Total Development budget for Phase 4 was $79M

As Sr. Development Manager, I provided direct oversight of design development and procurement of these projects.

Regional Senior Construction Manager, Lodging - Lend Lease (US) Public Partnerships LLC

June 2009 - September 2013 (4 years 4 months)

Various

Privatized Army Lodging (PAL) program. The PAL program included construction of new Candlewood Suites hotels and renovation of existing hotels to a Holiday Inn Express brand. The overall portfolio includes over 11,600 rooms on 41 Army installations in the Continental US, Alaska, Hawaii and Puerto Rico.

As Regional Sr. Construction Manager, I managed the construction team through the due diligence/closing phase of the program. Design reviews, logistics plans, schedules and cost estimates were created to develop the Design-Build Agreement for this program. I also provided oversight for delivery of construction projects at multiple locations. I had program level responsibility for managing safety, quality, schedule, costs, procurement and relationship management between all stakeholders.

Project Manager II

June 2007 - June 2009 (2 years 1 month)

Provided pre-construction services for Lend Lease Communities for Horizon Uptown, a 500 acre Leed ND mixed use development in Aurora, Colorado.

Managed a team of contractors, suppliers and archiects for the McCafe program for McDonalds Corporate stores and Franchise Owners in Nevada, Arizona, New Mexico, Colorado, Utah and Wyoming.

Clark Construction Co, Inc

Senior Project Manager

December 2001 - June 2007 (5 years 7 months)

DPR Construction, Inc.
Project Manager
June 2000 - December 2001 (1 year 7 months)

Taylor Ball/Carson Construction
Project Manager
December 1996 - May 2000 (3 years 6 months)

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Education

Brigham Young University
Construction Management · (1989 - 1996)